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                                                               Exhibit 99.1




[Norland Medical Systems, Inc. Letterhead]


                   Company Contact:    Reynald Bonmati
                                       President
                                       (914) 694-2285

         Investor Relations Contact:   John Heilshorn
                                       Lippert/Heilshorn
                                       (212) 838-3777/ext.123


WHITE PLAINS, NY, AUGUST 6, 1997 - NORLAND MEDICAL SYSTEMS, INC. (NASDAQ:NRLD) released the following information:

         A purported shareholder's class action and derivative complaint entitled IRWIN I. MILLER V. REYNALD G. BONMATI ET. AL. DEFENDANTS, AND NORLAND MEDICAL SYSTEMS, INC., NOMINAL DEFENDANT (Civil Action No. 15849), was filed in the Court of Chancery of the State of Delaware, New Castle County, on August 1, 1997, against four members of the Company's Board of Directors (the "Individual Defendants"), Norland Medical Systems B.V. ("NMS BV"), and the Company. The action relates to the proposed acquisition (the "Acquisition") by the Company from NMS BV of all the outstanding stock of Norland Corporation. The Acquisition is subject to the approval of the Company's stockholders at a stockholder's meeting scheduled for August 20, 1997. The complaint alleges that the Individual Defendants have breached their fiduciary duties of loyalty, candor and care in connection with the pending Acquisition, and that the Company's proxy statement relating to the stockholder meeting does not contain full and fair disclosure with respect to the Acquisition. Plaintiff seeks, among other things: to enjoin the consummation of the Acquisition; to require that the Company make additional disclosures to its stockholders in connection with the Acquisition; damages in unspecified amounts; and costs, disbursements and counsel and expert fees.

         The Company and other defendants believe that the action is without merit, and they intend to vigorously defend against the allegations made in the complaint.

         Norland Medical Systems, Inc. markets, sells and services a wide range of bone densitometers used to assess bone mineral content and density, one of several factors used by physicians in the diagnosis and monitoring of bone disorders, particularly osteoporosis, a disease that affects more than 25 million Americans, 80% of whom are women. Driven by the availability of new treatments for bone-related disorders, Norland is focusing on bringing affordable, state-of-the-art diagnostic technology directly into the physician's office in order to address a number of women's healthcare problems. The Company also has rights to exclusive worldwide distribution and service of all current and future medical diagnostic products developed and manufactured by Norland Corporation and Stratec Medizintechnik GmbH. As previously announced, the Company has signed an agreement to acquire all the issued and outstanding stock of Norland Corporation. The transaction is subject to the approval of the Company's stockholders at its 1997 annual meeting.